Free Writing Prospectus
Filed Pursuant to Rule 433
Dated October 17, 2011
Registration Statement Nos. 333-171922
and 333-171922-01
ABS East Floorplan Securitization October 2011

Free Writing Prospectus Registration Statement Nos. and 333-171922 and 333-171922-01 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “depositors”) Ford Credit Floorplan Master Owner Trust A (the “issuer”) This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-877-858-5407.

F-3 FLOORPLAN SECURITIZATION U.S. FLOORPLAN BUSINESS OVERVIEW • Ford views Ford Credit as a long-term strategic asset whose mission is to profitably and consistently support the sale of Ford vehicles around the world • Floorplan financing is a cornerstone product for Ford Credit that builds dealer satisfaction, develops long-term relationships and delivers a consistent source of profitability • Approximately 90%* of Ford Credit’s floorplan portfolio is the financing of the purchase of new vehicles • Approximately 10%* of Ford Credit’s floorplan portfolio is the financing of used vehicles, including program vehicles and customer trade-ins • In-transit financing for Ford vehicles is approximately 27%* of Ford Credit’s floorplan portfolio (varies with seasonality of dealer ordering and manufacturer production schedules) • Ford Credit provides financing for approximately 81% of Ford and Lincoln dealer inventory**
* As of June 30, 2011 ** Year to date through June 30, 2011, excluding fleet dealer sales

F-4 FLOORPLAN SECURITIZATION FORD CREDIT FLOORPLAN FINANCE TERMS * Certain vehicles are financed at new vehicle rates including demonstrator, service loaner and program vehicles • Advance rates — New (untitled) vehicles — 100% of invoice amount, including destination charges and dealer holdback — Auction vehicles — auction price plus auction fee and transportation costs — Used vehicles — up to 100% of wholesale value (trade publications) • Floorplan interest rate (prime floor of 4% established in 2008) — New vehicles* — generally prime rate plus 1.5% — Used vehicles — generally prime rate plus 2.0% — Floorplan rates are not risk based • In-transit vehicle adjustment fee — Prime rate plus 0.30% • Payment terms — Principal due generally upon sale of related vehicle — Interest and other administrative charges payable monthly in arrears • Credit lines — New vehicle lines _ Based on a 60-day vehicle supply _ Not a strict credit limit — Used vehicle lines _ Based on a 30- to 45-day vehicle supply depending on dealer risk rating _ Strictly monitored credit limit • Curtailment terms — Ford Credit may require higher risk dealers to make periodic principal payments, or “curtailments,” prior to the sale or lease of the related vehicle — The amount of monthly curtailment payments typically is 10% of the amount financed on a vehicle, starting a specified period of time after the vehicle is financed, generally over a year for new vehicles and less than a year for program and used vehicles

F-5 FLOORPLAN SECURITIZATION LEGAL STRUCTURE Ford Credit Floorplan LLC (Depositor) The Bank of New York Mellon (Indenture Trustee) Ford Credit Floorplan Corp. (Depositor) Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Motor Company Wells Fargo Bank, N.A. (Back-up Servicer) Ford Credit Floorplan Master Owner Trust A (Issuer) Outstanding

Series F-6 FLOORPLAN SECURITIZATION FUNDING OVERVIEW • Ford Credit has had a publicly registered securitization program for dealer floorplan receivables since 1992 • Ford Credit’s current master trust, Ford Credit Floorplan Master Owner Trust A (Trust), was established in 2001, and 92% of Ford Credit’s floorplan portfolio principal balance is designated to the Trust as of September 30, 2011 • Ford Credit is a regular issuer of floorplan ABS and issues: — Publicly registered and Rule 144A term notes — Privately placed term and variable funding notes Funding as of September 30, 2011 Outstanding term notes*: Outstanding variable funding notes: • Series 2009-2: public 3-year, $1.50 billion • Series 2010-1: 144A 3-year, $1.48 billion • Series 2010-2: 144A 5-year, $0.25 billion • Series 2010-3: 144A 5-year, $1.13 billion • Series 2010-5: public 3-year, $0.59 billion • Series 2011-1: public 3-year, $0.88 billion • Series 2006-1: private $1.50 billion of $2.55 billion • Series 2010-4: private $0.00 billion of $0.50 billion Total term notes: $5.83 billion Total variable notes: $1.50 billion of $3.05 billion Total funding $7.33 billion Total assets $11.13 billion Unfunded assets $1.70 billion *Series 2011-2: public 2-year, $1.092 billion was issued on October 12, 2011

FLOORPLAN SECURITIZATION
MASTER OWNER TRUST STRUCTURE

- The primary asset of the Trust is a revolving pool of receivables originated in designated accounts established by Ford or Ford Credit with motor vehicle dealers across the U.S. to purchase and finance their new and used car, truck and utility vehicle inventory
- The Trust issues asset-backed term notes with bullet maturities or variable funding notes. Each series has a sequential pay structure and is backed by a pro rata interest in the entire pool of receivables
- Collections on the receivables are allocated to each series (based on its principal amount) and to the depositor interest in the Trust
- Enhancement provided by subordinated notes, required subordinated amount, required reserve account and excess spread:

	2006-4	2010-1	2010-3	2010-5	2011-1
Class B notes	5.00%	5.00%	2.00%	2.00%	2.00%
Class C notes	-	7.50%	7.50%	7.50%	7.50%
Class D notes	-	-	-	3.50%	3.50%
Required subordinated amount	10.50%	19.50%	19.50%	12.00%*	12.00%
Reserve account	0.90%	0.81%	0.81%	0.88%	0.88%
Total AAA enhancement	16.40%	32.81%	29.81%	25.88%	25.88%

- Incremental subordination due to ineligible receivables and overconcentrations
  - Dealer concentration: 2% (5% for AutoNation)
  - Used vehicle concentration: 20%
  - Fleet concentration: 4%
  - Medium/Heavy truck concentration: 2%
  - Manufacturer concentration: 10% (2% for lower rated manufacturers)
- Excess interest and principal sharing across series

* Reduction of required subordinated amount from prior series is primarily due to the structuring of Class D notes and introduction of subordination step-up payment rate trigger

F-7

F-8 FLOORPLAN SECURITIZATION TRANSACTION STRUCTURE — SERIES 2011-2 2006-4 2010-1 2010-3 2010-5 2011-1 2011-2 Class B notes 5.00% 5.00% 2.00% 2.00% 2.00% 3.50% Class C notes — 7.50% 7.50% 7.50% 7.50% 5.00% Class D notes — - — 3.50% 3.50% 3.00% Required subordinated amount 10.50% 19.50% 19.50% 12.00% 12.00% 12.00% Reserve account 0.90% 0.81% 0.81% 0.88% 0.88% 0.88% Total Class A enhancement 16.40% 32.81% 29.81% 25.88% 25.88% 24.38% Series 2011-2 Capital Structure Ratings Capital Structure Allocation* S&P Moody’s Fitch Class A notes 76.50% AAA Aaa AAA Class B notes 3.50% AA Aa1 AA Class C notes 5.00% A Aa3 A Class D notes 3.00% BBB A3 BBB Subordination Factor 12.00% Total 100.00% Cash Reserve 0.88% Total Class A Enhancement 24.38% Historical Series Capital Structure* • Enhancement provided by subordinated notes, required subordinated amount, required reserve account and excess spread: ** * As of percent of the required pool balance allocated to the series ** Reduction of required subordinated amount from prior series is primarily due to the structuring of Class D notes and introduction of subordination step-up payment rate trigger

F-9 FLOORPLAN SECURITIZATION KEY AMORTIZATION TRIGGERS • Average monthly principal payment rate for the three preceding collection periods is less than 21% • The cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months • The available subordinated amount is less than the required subordinated amount • Bankruptcy of a depositor, Ford or Ford Credit (Chapter 7 or Chapter 11) • Upon the occurrence of an amortization event, all principal collections allocated to a series and allocated to the portion of the depositor interest subordinated to the series will be paid monthly to the series noteholders sequentially by class

F-10 FLOORPLAN SECURITIZATION HISTORICAL TRUST PRINCIPAL PAYMENT RATES Amortization Trigger Subordination Step-up Trigger 3 Month Average 1 Year Average Sep-11 21.0% 25.0% 51.0% 47.8% 52.4% 143 days 120 days 59 days 63 days 57 days 10% 15% 20% 25% 30% 35% 40% 45% 50% 55% 60% Sep-07 Sep-08 Sep-09 Sep-10 Sep-11 Payment Rate Payment rate triggers 3 Month Average of Monthly Principal Payment Rate Oil and credit crisis / global recession Payment rate Derived days supply from payment rate “Cash for Clunkers” program

F-11 $0 $4 $8 $12 $16 $20 2006 2007 2008 2009 2010 2011 Billions FLOORPLAN SECURITIZATION HISTORICAL TRUST BALANCE * Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs) Note: As of September 30, 2011, the Trust balance was $11.13 billion Floorplan Balances Have Declined Due To Lower Industry Sales Combined With Inventory Management, Dealer Consolidation And The Reduction Of Non-affiliated Brands Trust balance (Excluding EFA) Cash funding required as a result of low Trust balance* Required pool balance

F-12 FLOORPLAN SECURITIZATION ORIGINATION AND SERVICING ENGINE Judgment Knowledge Experience Intellect Analysis Low variability Consistent approvals and risk management High quality decisions Centralized process/documentation Technology Speed Efficiency Control Commonality Process Discipline Accountability Technology And Judgment Combine To Minimize Losses

F-13 FLOORPLAN SECURITIZATION DEALER CREDIT ASSESSMENT • Ford Credit uses a proprietary scoring model to evaluate new dealer account originations, perform ongoing credit reviews of dealers and assign risk ratings to dealers • Annual credit reviews are completed utilizing year end audited financials or tax returns (higher risk dealers reviewed more frequently) • Dealer risk ratings are categorized into groups • Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations, including capitalization and leverage, liquidity and cash flow, profitability and credit history • Risk rating is based on the dealer and does not take into account the personal guarantees or net worth of the owners • Origination scoring model is validated quarterly to ensure the integrity and performance of the model and is updated if necessary (updated December 2008) Group Description I Strong to superior financial metrics II Fair to favorable financial metrics III Marginal to weak financial metrics IV Poor financial metrics, may be uncollectible
Other Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer

F-14 FLOORPLAN SECURITIZATION DEALER BEHAVIORAL ASSESSMENT • Ford Credit uses a proprietary behavior scoring model, Monthly Accounts Review (MAR), to assess each dealer monthly - MAR rating determines appropriate intensity and frequency of dealer monitoring • Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations - MAR utilizes the dealer’s most recent unadjusted financial metrics, payment performance and credit line utilization • MAR allows Ford Credit to identify behavior risks and appropriately allocate resources to resolve issues before they escalate • MAR is validated quarterly to ensure integrity and performance of the model and is updated if necessary - Implemented January 2010
- An updated version implemented March 2011 _ Incorporated improved data sources, updated variables and added valuable business feedback from use of the first version of MAR

F-15 FLOORPLAN SECURITIZATION HISTORICAL DEALER RISK RATINGS * Other includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer Percent of Principal Balance U.S. Floorplan Portfolio Dealer Risk Ratings Dealer Risk Ratings Have Significantly Improved With Group I Dealers Currently At 73.8% Compared To 58.1% And 42.6% At Year End 2009 And 2008, Respectively

FLOORPLAN SECURITIZATION
DEALER MONITORING STRATEGY


Dealers
Monitor
Monthly Accounts Review (MAR)
No Further Action
Dashboard
Watch Report
ICU
Status
Liquidation
MAR directed action plans

Monitor
- ✓ Payoffs
- ✓ Aged Inventory
- ✓ Overline Report
- ✓ Financial Statements
- ✓ Risk Rating
- ✓ Credit File Review
- ✓ Dashboard Trend Report

Monthly Accounts Review
- ✓ Assess dealer risk and determine action plans

Dashboard – Medium to Low Risk
- ✓ Trigger based action plans

Watch Report – Medium to High Risk
- ✓ Formal review and action plans which may include accelerated physical audits

Intensive Care Unit (ICU) – High Risk
- ✓ More experienced risk team
- ✓ Increased intensity surrounding action plans and timelines

Status
- ✓ On-site control
- ✓ Focus on asset protection

Liquidation
- ✓ Focus on loss mitigation

F-16

F-17 FLOORPLAN SECURITIZATION RISK MANAGEMENT REPORTING • Dashboard trend report — 13-month trend of key financial metrics including PBT, performance ratios, days supply, vehicle equity/net cash requirement, as well as floorplan performance (in total and by line) - Items are automatically color coded (red or yellow) when key triggers are breached • Payoff trend report — daily month-to-date view of payoffs versus flooring used to highlight unusual trends. Provides a warning signal when a dealer is not paying off vehicles in a timely manner • Floorplan payoffs report — monthly list of the dealer’s units that have been paid off and any float or funding violations for the units - A float violation is triggered when the number of days between the reported sale date and the payoff date exceeds 5 business days - A funding violation occurs when the number of days between the retail or lease contract funding date and the wholesale payoff date exceeds 1 business day - Unresolved vehicles and follow-up activity are tracked on a database • Vehicle aging report — weekly report used to identify the dealer’s aged inventory. Ford Credit works with the dealer to identify these vehicles and develop appropriate action plans • Over line report — daily list of the dealer’s credit lines that are over limit. Ford Credit works with the dealer to correct over line issues • Watch report — overview of key financial and control data for dealers identified as Watch or ICU.
The appropriate credit level authority monitors the results of action plans established with the dealer - Report is monitored every 30 days for ICU dealers - Higher exposure dealers are reviewed quarterly at an executive level, and include accelerated action plans

F-18 FLOORPLAN SECURITIZATION DEALER CREDIT STRATEGY — INVENTORY AUDITS • On-site vehicle inventory audits are performed based on a dealer’s risk rating — Ford Credit engages a vendor to perform on-site vehicle inventory audits — Dealer receives no advance notice — Strict restrictions on how often the same auditor may lead a dealer’s audit — Ford Credit reconciles each audit — Immediate payment is required for any sold vehicle for which Ford Credit has not been paid — Ford Credit maintains a robust quality assurance process to monitor the vendor’s performance — About 100 people are assigned to perform physical audits _ Size of an audit team varies based on dealer locations and complexity _ Typically, one auditor is needed for every 300 vehicles in inventory

FLOORPLAN SECURITIZATION
CAPTIVE FINANCE COMPANY BENEFITS

- **Integrated Systems Enable Real Time Controls**



Ford
North American Vehicle Information System
Ford Credit
Dealer Floorplan Receivables System
2. Information on sold vehicles reported to Ford Credit and matched to floorplan receivables
1. Dealer reports vehicle sale to obtain:
- Warranty registration
- Manufacturer incentives
Dealer
3. Dealer pays off floorplan receivables

- **Other Captive Finance Company Benefits**
  - Access to monthly dealer financial statements allows monitoring of dealer financial strength
  - Aligned sales, production and inventory objectives between Ford and Ford Credit
  - Onsite dealer monitoring by both Ford and Ford Credit
  - Joint Ford and Ford Credit discussions with dealers on all aspects of the business
  - Comparative dealership benchmarking

F-19

F-20 FLOORPLAN SECURITIZATION FORD CREDIT ACTIONS • If Ford Credit discovers any issues when monitoring a dealer, it may: — Increase frequency of on-site vehicle inventory audits — Review curtailment options and advance rates — Suspend credit lines — Schedule a working capital audit _ Cash reconciliation between dealer books and bank accounts — Schedule a field credit review including validation of _ Organizational structure _ Security interest (UCC filings) _ Financial statements (detailed review of underlying schedules) — Meet with owners/guarantors — Increase risk rating to trigger more extensive monitoring — Discuss with the Ford sales division

F-21 FLOORPLAN SECURITIZATION STATUS DEALER PROCEDURES • A dealer status is declared when:
— Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit — Dealer fails to pay principal or interest — Dealer bankruptcy — Any other circumstances arise that warrant immediate action • Once a status is declared Ford Credit may then: — Suspend credit lines — Maintain Ford Credit personnel on site — Collect titles and keys — Secure dealer inventory — Issue payment demand letters — Obtain liens on property of guarantors — Increase the dealer’s floorplan interest rate • If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: — Liquidate vehicles and any available secondary collateral to obtain greatest value — Continue collection efforts against personal and corporate guarantors • Should liquidation be necessary, inventory is disposed through the following channels: — Transfer of vehicles to other dealers — Repurchase by manufacturer and redistribution to other dealers — Sale of vehicles at auction

F-22 FLOORPLAN SECURITIZATION TYPICAL DEALER STRUCTURE Assets • Stocks, bonds, cash • Non-dealer real estate • Other assets, for example, boat, plane, jewelry and furniture Assets • Unfloored used inventory • Furniture, fixtures, parts, accessories and equipment • Dealer net worth Assets • Land • Buildings Personal guarantees from most dealers Dealer Principal Secondary Collateral Holding Company Real Estate Holding Company Dealer (Borrower) Secondary Collateral Secondary Collateral Primary Collateral • Financed new and used vehicles • Structure - Dealers vary in size and complexity — from single lot to multi-point / multi-franchise organizations - Many dealers use a holding company structure similar to the one shown here. In most cases, Ford Credit obtains guarantees at all levels of ownership • Collateral - The financed vehicles are the primary collateral for dealer floorplan loans - For most dealers, Ford Credit also obtains personal guarantees and secondary collateral in the form of additional dealer assets, including dealer adjusted net worth and real estate equity - Dealers have significant “skin in the game,” which provides a strong incentive for dealers to repay floorplan loans Note: Secondary collateral is used in assessing the creditworthiness of a dealer; however, it is not used in assignment of risk group

F-23 • Vehicles recovered from defaulting dealers could be sold at auction • There is a robust used vehicle market made up of 35 million to 40 million vehicles in recent history with around 9 million to 10 million vehicles sold annually at auction*. Ford dealer inventories at December 31, 2010 were 397,000 vehicles, representing a small fraction of vehicles auctioned each year • In an extreme stress scenario, new vehicles would likely compete with used vehicles • In Ford Credit’s experience a one-year-old daily rental used vehicle with 15,000 miles brings on average 68% of invoice price at auction FLOORPLAN SECURITIZATION VEHICLE RECOVERY VALUES * Source: Manheim Consulting